Exhibit 99.3

UNITED STATES BANKRUPTCY COURT NORTHERN DISTRICT OF GEORGIA ATLANTA DIVISION

IN RE: : Case No. 11-79079-PWB

:

CDC CORPORATION, : Chapter 11

: Debtor. :

: CDC CORPORATION, :

Plaintiff,	: :	Adversary Proceeding No. 12-05032

:

v. :

: CDC SOFTWARE CORPORATION, : CDC SOFTWARE INC., : ROSS SYSTEMS, INC., : PIVOTAL CORPORATION, and : TRADEBEAM, INC. :

: Defendants. :

:

NOTICE OF APPEAL

CDC Software Corporation, CDC Software Inc., Ross Systems, Inc., Pivotal Corporation, and Tradebeam, Inc., by and through their undersigned counsel, hereby appeal under 28 U.S.C. §

158(a) from the Order Granting Preliminary Injunction Pursuant to 11 U.S.C. §105(a) to Enjoin Disposition or Encumbrance of Assets or Stock in Subsidiaries or Business Units Outside of the Ordinary Course of Business [Doc. No . 24], entered by the Honorable Paul W. Bonapfel in this adversary proceeding on February 7, 2012.

The names of all parties to the judgment, order, or decree appealed from and the names, addresses, and telephone numbers of their respective attorneys appear on Exhibit A, attached hereto and incorporated herein.

Dated: February 15, 2012. /s/ John F. Isbell

John F. Isbell

Georgia Bar No. 384883
John.Isbell@ThompsonHine.com
Russell J. Rogers
Georgia Bar No. 002278
Russell.Rogers@thompsonhine.com

Garrett A. Nail

Georgia Bar No. 997924
Garrett.Nail@ThompsonHine.com

THOMPSON HINE LLP
3560 Lenox Road, Suite 1600
Atlanta, Georgia 30326
T: 404-541-2900
F: 404-521-2905

Counsel for CDC Software Corporation CDC Software Inc., Ross Systems, Inc., Pivotal Corporation, and Tradebeam, Inc.

CERTIFICATE OF SERVICE

I hereby certify that a copy of the foregoing was electronically filed this 15th day of

February 2012, and served via electronic mail on the following parties:

James H. Morawetz, Esq.
75 Spring Street, SW Atlanta, Georgia 30303

James C. Cifelli, Esq. Greg Ellis, Esq.
William D. Matthews, Esq.
Lamberth, Cifelli, Stokes, Ellis, Nason PA
3343 Peachtree Road, NE, Suite 550
Atlanta, Georgia 30326

Jeffrey W. Kelley, Esq. Stephen S. Roach, Esq. Troutman Sanders LLP
600 Peachtree Street, Suite 5200
Atlanta, Georgia 30308

Jacob A. Maurer, Esq. Robert D. Wildstein, Esq.
Bodker Ramsey Andrews Winograd Wildstein, P.C.
3490 Piedmont Road, N.W., Suite 1400

Atlanta, Georgia 30305-4808

Bern Steves, Esq.
California Business Law Office
19925 Stevens Creek Boulevard
Cupertino, California 95014

Michael H. Goldstein, Esq. Greenberg Traurig, LLP
2450 Colorado Avenue, Suite 400E Santa Monica, California 90404

Lee B. Hart, Esq. Greenberg Traurig, LLP
Suite 400, 3290 Northside Parkway
Atlanta, Georgia 30327

Thomas J. Fleming, Esq.
Golshan Grundman Frome Rosenweig & Wolosky, LLP
65 East 55th Street
New York, New York 10022

J. Robert Williamson, Esq. John T. Sanders, IV, Esq. Scroggins & Williamson, P.C.
1500 Candler Building, 127 Peachtree Street, N.E. Atlanta, Georgia 30303

Timothy T. Brock, Esq. Aaron M. Zeisler, Esq. Abigail Snow, Esq.
Satterlee Stephens Burke & Burke LLP
230 Park Avenue, 11th Floor
New York, New York 10169

C. Edward Dobbs, Esq. James S. Rankin, Jr., Esq. Parker, Hudson, Rainer, Dobbs
285 Peachtree Center Ave, Suite 1500

Atlanta, Georgia 30303

Gus H. Small, Esq.
Anna M. Humnicky, Esq.
Cohen Pollock Merlin & Small, P.C.
3350 Riverwood Parkway, Suite 1600
Atlanta, Georgia 30339

Brent W. Herrin, Esq.
3350 Riverwood Parkway, Suite 1600
Atlanta, Georgia 30339

Alan E. Gamza, Esq. Moses & Singer LLP
405 Lexington Avenue
New York, New York 10174

Dated: February 15, 2012.

/s/ John F. Isbell

John F. Isbell

EXHIBIT A

Appellants: CDC Software CDC Software Inc. Ross Systems, Inc. Pivotal Corporation Tradebeam, Inc.,	John F. Isbell, Esq. Garrett A. Nail, Esq. THOMPSON HINE LLP 3560 Lenox Road, Suite 1600 Atlanta, Georgia 30326 404-541-2900

Appellee: Debtor, CDC Corporation	James C. Cifelli, Esq. Greg Ellis, Esq. William D. Matthews, Esq. Lamberth, Cifelli, Stokes, Ellis, Nason PA 3343 Peachtree Road, NE, Suite 550 Atlanta, Georgia 30326 404-262-7373

Other Interested Parties:

U.S. Trustee:	Office of the United States Trustee James H. Morawetz, Esq. 75 Spring Street, SW Atlanta, Georgia 30303 404-331-4437

Official Committee of Equity Holders:	Jeffrey W. Kelley, Esq. Stephen S. Roach, Esq. Troutman Sanders LLP 600 Peachtree Street, Suite 5200 Atlanta, Georgia 30308 404-885-3000

Mark Elconin and Al Smith:	Jacob A. Maurer, Esq. Robert D. Wildstein, Esq. Bodker Ramsey Andrews Winograd Wildstein, P.C. 3490 Piedmont Road, N.W., Suite 1400 Atlanta, Georgia 30305-4808

Evolution CDC SPY Ltd., Evolution Master Fund, Ltd., Segregated Portfolio M, and E1 Fund Ltd.:
Timothy T. Brock, Esq.
Aaron M. Zeisler, Esq. Abigail Snow, Esq.
Satterlee Stephens Burke & Burke LLP
230 Park Avenue, 11th Floor
New York, New York 10169
212-818-9200
-and-
C. Edward Dobbs, Esq. James S. Rankin,
Jr., Esq. Parker, Hudson, Rainer, Dobbs
285 Peachtree Center Ave, Suite 1500
Atlanta, Georgia 30303
404-523-5300

Robeco Investment Management, Inc.:
Gus H. Small, Esq.
Anna M. Humnicky, Esq.
Cohen Pollock Merlin & Small, P.C.
3350 Riverwood Parkway, Suite 1600
Atlanta, Georgia 30339
770-858-1288
-and-
Brent W. Herrin, Esq.
3350 Riverwood Parkway, Suite 1600
Atlanta, Georgia 30339
770-857-1664
-and-
Alan E. Gamza, Esq. Moses & Singer LLP
405 Lexington Avenue
New York, New York 10174
212-554-7878

Peter Yip:	J. Robert Williamson, Esq. John T. Sanders, IV, Esq. Scroggins & Williamson, P.C. 1500 Candler Building 127 Peachtree Street, N.E. Atlanta, Georgia 30303 404-893-3880

Moelis & Company LLC:
Michael H. Goldstein, Esq.
Greenberg Traurig, LLP
2450 Colorado Avenue, Suite 400E Santa Monica,
California 90404 (310) 586-7700
-and-
Lee B. Hart, Esq. Greenberg Traurig, LLP The Forum,
Suite 400
3290 Northside Parkway
Atlanta, Georgia 30327
678-553-2395

Pro Se:	Thomas J. Fleming, Esq. Golshan Grundman Frome Rosenweig & Wolosky, LLP Park Avenue Tower 65 East 55th Street New York, New York 10022 212-451-2300

Pro Se:	Bern Steves, Esq. California Business Law Office 19925 Stevens Creek Boulevard Cupertino, California 95014 408-253-6911